Exhibit 5(a)
August 1, 2007
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Sir/Madam:
     Reference is made to this Registration Statement on Form S-8 being filed by you with the Securities and Exchange Commission, relating to twenty million (20,000,000) shares of E. I. du Pont de Nemours and Company (hereinafter called “the Company”) $0.30 par value Common Stock (“Common Stock”). It is my opinion that:
(a)	the Company is duly organized and existing under the laws of the State of Delaware; and

(b)	all shares of Common Stock so registered are or will when sold, be legally issued, fully paid and nonassessable.
     I hereby consent to the use of this opinion in connection with the above-mentioned Registration Statement.

Very truly yours,
/s/ Stacey J. Mobley

Stacey J. Mobley Senior Vice President and Chief Administrative Officer and General Counsel